ASCEND ASSETS I LLC

FINANCIAL STATEMENTS
FROM INCEPTION (JUNE 22, 2022) YEAR ENDED DECEMBER 31, 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet 2

Statement of Operations 3

Statement of Changes in Members' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Ascend Assets I LLC
Brooklyn, New York

We have reviewed the accompanying financial statements of Ascend Assets I LLC (the "Company,"), which comprise the balance sheet as of December 31, 2022, and the related statement of operations, statement of members' equity (deficit), and cash flows for the period from Inception (June 22, 2022) to December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 26, 2023
Los Angeles, California

ASCEND ASSETS I LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	564,551
Prepaids and Other Current Assets		1,000
Total current assets		**565,551**
Property and Equipment, net		578,968
Mortgage Loan Origination Fees		3,502
Security Deposit		20,400
Total assets	**$**	**1,168,422**
LIABILITIES AND MEMBERS' EQUITY		
Promissory Notes and Loans		159,040
Total liabilities		**159,040**
MEMBERS' EQUITY		
Members' Equity		1,008,336
Retained Earnings/(Accumulated Deficit)		1,046
Total Members' Equity		**1,009,382**
Total Liabilities and Members' Equity	**$**	**1,168,422**

See accompanying notes to financial statements.

ASCEND ASSETS I LLC

STATEMENTS OF OPERATIONS

(UNAUDITED)

Inception (June 22, 2022)		December 31, 2022
(USD $ in Dollars)		
Net revenue	$	12,868
Cost of Revenue		5,637
Gross profit		7,231
Operating expenses		
General and administrative		4,424
Total operating expenses		4,424
Operating income/(loss)		2,807
Interest expense		1,762
Other Loss/(Income)		-
Income/(Loss) before provision for income taxes		1,046
Provision/(Benefit) for income taxes		-
Net income/(Net Loss)	**$**	**1,046**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Inception date (June 22, 2022)	**$**	**-**
Capital Contribution		1,008,336
Net income/(loss)		1,046
Balance—December 31, 2022	**$**	**1,046**

See accompanying notes to financial statements.

As of inception (June 22, 2022)		December 31, 2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	1,046
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of Property		4,424
Changes in operating assets and liabilities:		
Prepaids and Other Current Assets		(1,000)
Security Deposit		(20,400)
Net cash provided/(used) by operating activities		**(15,930)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment		(583,393)
Net cash provided/(used) in investing activities		**(583,393)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution		1,008,336
Promissory Notes and Loans		159,040
Mortgage Loan Origination Fees		(3,502)
Net cash provided/(used) by financing activities		**1,163,874**
Change in cash		564,551
Cash—beginning of year		-
Cash—end of year	**$**	**564,551**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Ascend Assets I LLC was formed on June 22, 2022 in the state of Delaware under the name Blue Line 1A LLC. On March 17, 2023, the Company changed the name from Blue Line 1A LLC to Ascend Assets I LLC. The financial statements of Ascend Assets I LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Brooklyn, New York.

Ascend Assets I LLC is being established to allow investors who acquire Ascend Assets I LLC interests via the Ascend Assets SPV I 2023 LLC offering to own an interest in the single-family homes together the Ascend Assets I LLC Properties located at:

1. 254 Cobblestone Ln McDonough, GA 30252,
2. 105 Terrace Tay Peachtree City, GA 30269,
3. 3398 Hill Pond Dr Buford, GA 30519,
4. 117 La Fawn Cir, Garland, TX 75043,
5. 223 Ralston Rd, Greer, SC, 29651,
6. 315 Legacy Park Dr, Powder Springs, GA 30127,

Ascend Assets I LLC holds real estate assets and receives rent and pays for direct real estate operating costs.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Property Building	40 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2022 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.
3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from rent received.

Cost of Revenue

Costs of revenue include property insurance, property management fees, property taxes, etc.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 26, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of Year Ended December 31,		2022
Due from Property Manager		1,000
Total Prepaids and Other Current Assets	**$**	**1,000**

4. PROPERTY AND EQUIPMENT

As of December 31, 2022, property and equipment consists of:

As of Year Ended December 31,		2022
Cobblestone Property Building - Cost	$	193,878
Terrace Tay Property:Building - Cost		296,731
Land:Cobblestone Property		36,112
Land:Terrace Tay Property		56,671
Property and Equipment, at Cost		**583,393**
Accumulated depreciation		(4,424)
Property and Equipment, Net	**$**	**578,968**

Depreciation expenses for property and equipment for the period from inception to December 31, 2022 were in the amount of $4,424.

5. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2022	
Member's name	**Ownership percentage**
Ascend Rel Estate Fund I LLC	100.0%
TOTAL	**100.0%**

**100% owned by Ascend Technology Corporation.*

6. DEBT

Promissory Notes & Loans

During 2022, the Company entered into loan agreement, the details and the terms are as follows:

					For the Year Ended December 2022				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Loan Agreement- Fay Servicing	$ 159,040	7.25%	10/7/2022	11/1/2052	$ 1,762	$ -	$ -	$ 159,040	$ 159,040
Total					**$ 1,762**	**$ -**	**$ -**	**$ 159,040**	**$ 159,040**

7. RELATED PARTY

There are no related party transactions.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through April 26, 2023, which is the date the financial statements were available to be issued.

During 2023, the Company expended its business activities by acquisition of the following homes:

- 3398 Hill Pond Dr Buford, GA 30519
- 117 La Fawn Cir, Garland, TX 75043
- 223 Ralston Rd, Greer, SC, 29651
- 315 Legacy Park Dr, Powder Springs, GA 30127

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of their planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.